pharmaNETICS inc.

2001 Annual Report

The Revolution Has Begun.

OUR TECHNOLOGY IS PROVEN AND SHOULD BECOME AN INDIVISIBLE PART OF THE TREATMENT REGIME FOR A NUMBER OF DRUGS AFFECTING BLOOD COAGULATION.

FELLOW SHAREHOLDERS:

Revolutionary inventions do not immediately nor inevitably produce revolutions. Contrary to popular assumptions, new technologies in and of themselves do not rapidly reshape the way we live and work. Rather, they become inextricably part of our everyday lives only when further innovations make these technologies practical. Revolutions depend on evolutions.

PharmaNetics is bringing about just such a revolution in its own field. In fact, we invented the field — theranostics. By melding the once separate disciplines of diagnostics and therapeutics, we have empowered physicians effectively to bring the hospital laboratory in real time to the patient's bedside, facilitating the selection of the right drug, in the right amount, for the right person, at the right moment. Instead of traditionally standardized dosing, we are helping doctors move toward individualized medicine. Just as the personal computer has transformed the world by delivering unprecedented power to the average person's fingertips, so, too, are we transforming our own part of the healthcare environment — and for the better.

PharmaNetics once was a company with the potential to create a whole new standard of care. We are moving beyond potential. We have made the intensive investments of time and resources. We put the foundation in place. Our technology is proven and should become an indivisible part of the treatment regime for a number of drugs affecting blood coagulation. The revolution has begun.

All patients have one thing in common. They react differently.

There is a harsh reality behind the wonder-working capabilities of many sophisticated (and widely used) drug treatments: Often, they are effective only between 40% and 70% of the time. The reason is simple. All patients are different. Their metabolisms and chemistries are different. Therefore, even when dosages are calibrated for height, weight and sex, a single drug may affect patients in differing ways.

Until now, physicians could rely only on the imprecise science of standardized dosing when administering drugs. Some medications are ineffective with certain patients. Some medications are effective only if the standard dosage is increased. Some drugs that have proven highly beneficial — but only to a small percentage of patients — go unused by physicians because of their low probability of success. Until now, the only way to evaluate the effectiveness of drug therapies, and to respond accordingly, has been to send patients' blood samples to a hospital's central laboratory for diagnostics — a process that requires hours and, sometimes, even days.

With respect to drugs affecting blood coagulation, the area in which PharmaNetics focuses, the potential for therapeutic benefits is vast. New medications — such as low molecular weight heparin (LMWH), thrombin inhibitors, thrombolytics and platelet inhibitors — can be powerful weapons in critical-care settings for patients suffering from angina, heart attack, stroke, deep-vein thrombosis and pulmonary embolism. But the potential for therapeutic benefit has not been fully realized before because the management and administration of these drugs is so complex. Many of these drugs can be administered only within very narrow tolerances. Many are designed only for highly specific indications. Often, therapeutic effects cannot be reversed. For example, too much of a drug can cause bleeding; while too little renders the drug ineffective. Only through rapid feedback can the health care provider manage the drug's anticoagulant effect and make real-time adjustments in treatment that may prove beneficial for the patient.

That is the breakthrough — the theranostic breakthrough — that PharmaNetics has created.

What PCs did for consumers, PharmaNetics does for physicians.

The power of theranostics derives from a tiny engine — the Thrombolytic Assessment System (or TAS). It's a microprocessor-controlled, optical detector, small enough to fit on a hospital instrument tray, that is relatively inexpensive and can be operated by non-laboratory personnel. Its simplicity and portability make it well-suited for a variety of hospital environments, from patient bedsides to the operating room, cath lab, intensive care unit, outpatient clinics and physician offices. Of even greater value is the TAS' versatility. This single instrument accommodates a number of different tests — each of which measures the clotting factors produced by specific anticoagulant drugs.

To operate the system, users need only to obtain a single drop of blood and place it on a disposable test card containing dry reagents. After the disposable test card is swiped through a magnetic strip reader, TAS identifies the type of test to be performed and guides the user through the procedure with a series of prompts. The user then inserts the card into the analyzer, which displays results within 1 to 5 minutes. The information can even be transferred digitally to the provider's patient information system.

Just as the personal computer concentrated unprecedented information power in a portable, usable form, PharmaNetics brings the power of a personal laboratory directly to physicians. In cases involving new anticoagulant and thrombolytic drugs, there effectively is no separation, or significant time lag, between diagnosis and therapy. The two disciplines of diagnosis and therapy have merged into one. Now, for the first time, physicians have a powerful tool that allows them to receive test results at the point of care, instead of waiting for laboratory analysis. More importantly, a physician can individualize drug therapies to each patient's needs. As a result, a physician can make more informed and more timely decisions that may significantly increase the effectiveness of drug therapies.

Theranostics literally makes for stronger medicine that benefits everyone. Physicians, the key decision-makers in our field, should embrace our technology because they recognize the advantages for themselves and their patients. Hospitals and payors benefit from shorter hospital stays, faster patient transfers from critical-care units, and reduced overall costs. In many cases, pharmaceutical companies benefit, too — and have partnered with our company — not only because our tests may be utilized to enhance the effectiveness of their drugs but because they can identify additional indications for those drugs and help accelerate the development of new ones.

We've created a new medical tool. And, with it, a whole new market.

The union of diagnostics and drug therapy made possible by PharmaNetics is medically valuable because it empowers physicians with critical information like never before. But the theranostic revolution is commercially viable for an accompanying set of reasons that relate to the dynamics of the marketplace.

First, the market potential is large. Anticoagulant and clot-busting drugs fight against conditions that induce heart attacks and strokes. These illnesses account for 70% of all deaths in the United States. Even more significant, a number of promising new anitcoagulant and clot-busting drugs are currently under development. A recent Datamonitor Report projecting the growth of anticoagulant agents indicated that the global anticoagulant market would grow from $2.5 billion in 2000 to $9.4 billion in 2008. Over $4.0 billion of that growth was attributed to two of three drugs, Exanta and Arixtra, which were not on the market in 2000. Another $1 billion of growth was attributed to the growth in Enoxaparin. This confirms the Company's strategy to develop a comprehensive menu of tests that allows PharmaNetics to manage all significant anticoagulants on the market. Today, not only can the Company monitor the ten highest sales volume anticoagulants on the market, but also nine of the top 10 projected drugs in 2008.

Second, PharmaNetics' tests add enormous value to coagulation-related drugs by greatly increasing their effectiveness in the hands of physicians and, by extension, increasing their utilization. In fact, as the field of theranostics evolves, our company's tests should

ONLY THROUGH RAPID FEEDBACK CAN PHYSICIANS MANAGE THE DRUG'S ANTICOAGULANT EFFECT AND MAKE REAL-TIME ADJUSTMENTS IN TREATMENT THAT MAY PROVE BENEFICIAL FOR THE PATIENT.

TOP 10 COAGULATION DRUGS–YEARS 2000 AND 2008 (1)

(Dollars in millions)		2000		2008		
US Brand	Marketing Company	Sales	Position In Global Market	Sales Forcast	Postion In Global Market	CAGR 2000-2008
Exanta® (oral)	Astra	N/I	-	2,930	1	35.3%
Lovenox®	Aventis	960	1	2,180	2	8.7%
Arixtra®	Sanofi-Synthelabo / Organon	N/I	-	1,690	3	28.8%
Xigris® (2)	Lilly	N/I	-	570	4	37.6%
Fragmin®	Pharmacia	249	3	450	5	7.6%
Exanta® (sc)	Astra	N/I	-	200	6	60.1%
Innohep®	BMS/Leo	73	5	165	7	7.1%
Fraxiparine®	Sanofi-Synthelabo	141	4	102	8	(5.2%)
Novastan®	Mitsubishi / GSK/TBC	42	6	78	9	8.6%
Warfarin	BMS	256	2	38	10	(17.2%)
Other		803		1,185		
Total		2,524		9,588		19.4%

Lovenox & Clexane are trademarks of Aventis. Exanta is a trademark of AstraZeneca. Xigris is a trademark of Eli Lilly. Arixtra is a trademark of Sanofi-Synthelabo/Organon. Fragmin is a trademark of Pharmacia. Innohep is a trademark of Bristol Myers Squibb/Leo Pharmaceuticals. Fraxiparene is a trademark of Sanofi/Synthelobo. Novastan is a trademark of Glaxo Smith Kline/Texas Biotech.

(1) Source: *Datamonitor* Report 2001.

(2) Test for Xigris still in development.

AS THE FIELD OF THERANOSTICS EVOLVES, OUR COMPANY'S TESTS SHOULD BECOME AN INTEGRAL PART OF THE DRUG THERAPY ITSELF. WE BELIEVE THESE TESTS WILL BE RECOGNIZED AS THE GOLD STANDARD IN THE COAGULATION MARKETPLACE.

PRODUCT PORTFOLIO			
Product	Description	Status	Drug
PT 1.6 & Controls	Prothrombin Time (ISI 1.6)	Launched	Warfarin
PT-ONE & Controls	Higher sensitivity Prothrombin Time (ISI 1.0)	Launched	Warfarin
PT-NC & Controls	Prothrombin Time (non-citrated) for finger stick testing	Launched	Warfarin
aPTT & Controls	Monitors low range heparin levels	Launched	Heparin
aPTT2 & Controls	Modified aPTT with improved sensitivity and performance	Expected launch in 2003	Heparin
LHMT & Controls	Monitors low to midrange range heparin levels	Expected launch in Q3 2002	Heparin
HMT & Controls	Monitors high range heparin levels	Launched	Heparin
HTT/PRT & Controls	Work with ACCENT® and HMT to customize heparin and protamine dosing during Cardio Pulmonary Bypass	Launched	Heparin Protamine
EQC	Electronic Quality Control Provides an alternative to wet testing	Launched	

become an integral part of the drug therapy itself. We believe these tests will be recognized as the gold standard in the coagulation marketplace.

At the same time, the relationship between the value we add and the pricing of our products is extremely attractive. Our tests represent only a tiny fraction of the overall cost of the drug therapy, making their use even more attractive to physicians.

In addition, unlike most diagnostics, our technologies enjoy significant intellectual property protection, limiting the potential for competition. Moreover, the enormous investment of time and resources necessary to develop specific tests such as ours represents a formidable barrier to entry. Thus, while our company's niche is highly specific and difficult for others to access, it places us advantageously within an $800 million market that is steadily growing.

Finally, while our business is tied to one unique technology, it does not hinge on one product. Rather, our system provides a single platform capable of more effectively monitoring most anticoagulant drug therapies. This fact becomes very significant because these drugs will compete for many of the same markets and indications. Many will be used in combination therapies and it's important for PharmaNetics not to be associated with one drug but rather with all the drugs in the anti-coagulant category. The competitive advantage of PharmaNetics is its comprehensive menu and ability to rapidly test anticoagulants on a single platform. In this way, PharmaNetics is guiding the evolution of the theranostic field that it brought into being.

Our tests work hand-in-hand with drugs.

Just as our theranostic technology is removing the old separation between diagnostics and drug therapy, it has also brought together PharmaNetics and pharmaceutical companies in new synergistic relationships. These partnerships are both a natural, logical development and a key element of our strategy.

In addition to developing tests for existing drugs, we have partnered with pharmaceutical manufacturers in the development and clinical trial phases of a number of new drugs. For these companies, our tests are proving not only advantageous, but hopefully, indispensable. To be effective, the powerful new drugs that affect coagulation typically require faster, more accurate monitoring than has been available previously; PharmaNetics fills that void. Moreover, because rapid monitoring and customized dosing — theranostics — enable many once excluded patient subsets to become candidates for new drug therapies, our tests are expanding the potential market for our pharmaceutical partners, who also recognize the potential for more favorable pricing because of the value we add to their drugs.

Many more advantages, both for PharmaNetics and pharmaceutical companies, derive from our strategy of designing theranostic tests during the clinical trial phases of new drug therapies. Of greatest importance to us, our early involvement creates opportunities for our tests to become part of the regular therapy — and the standard of care — as emerging coagulation-related drugs achieve commercialization. For our partners, our tests aid in bringing their new drugs to the market by helping to shorten development cycles and bolstering the chances for FDA approval. Because we do not, in most cases, begin working with new drugs until they have reached Phase III or even later clinical trials, we minimize the risks that may accompany the earlier stages of product development. While our partners are responsible for funding the costs of the clinical trials, we gain access to clinical data needed for FDA approval. Furthermore, in all of our strategic and collaborative relationships, the Company has negotiated rights to the tests developed.

Our partners include many of the world's leaders in pharmaceuticals. With Aventis, for example, we have collaborated to develop a theranostic test to monitor the effects of Enoxaparin, an anticoagulant used in cardiology. Enoxaparin is awaiting final approval from the U.S. Food and Drug Administration. With PAION, a German biotech company, we are developing Protein C tests in conjunction with the company's new drug, Solulin, which is being studied for use in treating patients with sepsis. We have collaborated with Knoll in the development of Ancrod, a new stroke therapy drug and Peg Hirudin, a thrombin inhibitor. Our most extensive partnership is with Bayer Diagnostics, a worldwide leader in critical care testing. Bayer, a major investor in PharmaNetics, enjoys certain distribution rights for our technology. For its part, Bayer's international sales force and well established presence in hospitals provides us with global opportunities for sales growth.

The foundation is laid. The time is now.

Our business necessarily involves a long learning curve and a heavy investment of time and resources. We began making that investment years ago. We have gained the expertise and the experience. Now, the foundation is in place.

First and foremost, we made the investment — more than $70 million — in developing the technological infrastructure that supports theranostics and provides scalability to our company's model. Because this unique platform permits a comprehensive menu of theranostic tests with coagulation-related drugs, it will also accommodate new drugs and new tests as they are developed. As a result, PharmaNetics is well positioned for significant future growth without significantly increased capital requirements.

We have invested in the production capabilities to support our technology. In the first quarter of 2001, we moved into a new, 60,000-square-foot manufacturing facility designed to optimize the efficiency of our operations. Today, PharmaNetics has in place the capacity to produce 15 million test cards per year.

We have invested in the working relationships with pharmaceutical manufacturers. These partnerships not only move us closer to integrating our tests with drug therapies, they have provided us with a pipeline of products that can expand the market for theranostics. By the end of 2001, eight of our tests had received FDA approval and were in use commercially. Last year, we also moved steadily toward commercialization of several new tests, pending final regulatory approval. We believe our Enoxaparin test, developed with Aventis, holds particular promise. The drug currently is the number one selling LMWH in the world and has sales of over one billion dollars.

Meanwhile, as part of our overall strategy for interacting with regulatory agencies, we have invested significant effort in the past year in setting up scientific advisory boards comprised of medical opinion leaders, who examine specific problems related to managing drug therapies for patients. We believe that these independent panels, after evaluating the data, will provide third-party credibility to the efficacy of theranostics — and that, as a result, our company will be in an even stronger position to promote the introduction of our tests.

With the emergence of theranostics, a critical segment of the healthcare field is poised at the edge of an exciting new frontier. PharmaNetics, however, is not analogous to pioneers who embark into the unknown. Nor are we like inventors of a first-generation technology that is not yet viable for widespread use or whose applications are unproven. We already know this territory. We have refined and proven our technology. We have forged partnerships. Our theranostic testing is being embraced both by physicians, who drive demand, and by pharmaceutical companies, who meet it. Through our company, the evolution of diagnostics and therapy into a single entity within the coagulation marketplace has already taken place. The revolution has begun.

Sincerely,

John P. Funkhouser
President and Chief Executive Officer

Theranostic Pipeline			
Product	Description	Development Status/ Estimated Launch Date	Drug
LHMT & Controls	Low Range Heparin Management	Developed/2002	Heparin
ENOXaparin Test & Controls	Monitors enoxaparin sodium effect	Developed/2002 (1)	Lovenox® Clexane®
ECT & Controls	Monitors direct thrombin inhibitors	Developed/ Launched under H.D.E. for Refludan	Refludan® Angiomax® PEG-Hirudin Novastan
TIM & Controls	Monitors oral thrombin inhibitors	Developed/2003	Exanta®
Synthetic Xa & Controls	Monitors Xa effect of pentasaccharides	Developed/2003	Arixtra®
Protein C & Controls	Sepsis therapy indicator	In feasibility	Xigris®
LRF & Controls	Monitors low range fibrinogen	Developed/TBD	Ancrod
SK & Controls	Predicts resistance to drug therapy	Developed/TBD	Streptokinase
LMWH & Controls	Monitors low molecular weight heparins	Developed/2006	Fragmin® Innohep® Fraxiparine®
LOT & Controls	Monitors thrombolytic therapy	Developed/TBD	TPA

Lovenox & Clexane are trademarks of Aventis. Angiomax is a trademark of The Medicines Company. Refludan is a trademark of Schering Ag. Exanta is a trademark of AstraZeneca. Xigris is a trademark of Eli Lilly. Arixtra is a trademark of Sanofi-Synthelabo/Organon. Fragmin is a trademark of Pharmacia. Innohep is a trademark of Bristol Myers Squibb/Leo Pharmaceuticals. Fraxiparene is a trademark of Sanofi/Synthelobo. Novastan is a trademark of Glaxo Smith Kline/Texas Biotech.

(1) Subject to FDA approval.

WE HAVE REFINED AND PROVEN OUR TECHNOLOGY.
WE HAVE FORGED PARTNERSHIPS.
OUR THERANOSTIC TESTING IS BEING EMBRACED
BOTH BY PHYSICIANS, WHO DRIVE DEMAND, AND
BY PHARMACEUTICAL COMPANIES, WHO MEET IT.

Selected Consolidated Financial Data

(In thousands, except per share data)	Years Ended December 31, 2001	2000	1999	1998	1997
RESULTS OF OPERATIONS					
Net sales	**$ 4,539**	$ 4,269	$ 3,909	$ 4,141	$ 2,924
Cost of goods sold	**4,046**	3,581	3,179	2,847	2,845
Gross profit	**493**	688	730	1,294	79
Operating expenses:					
General and administrative	**4,525**	3,330	2,715	2,815	3,204
Sales and marketing	**1,208**	1,050	799	707	1,316
Research and development	**3,950**	3,697	2,777	2,509	2,440
Total operating expenses	**9,683**	8,075	6,291	6,031	6,960
Other income, net	**588**	1,053	147	514	1,421
Loss from continuing operations	**(8,602)**	(6,334)	(5,414)	(4,223)	(5,460)
Discontinued operations:					
Income from operations	**—**	—	18	580	781
Loss on disposal	**—**	—	(826)	—	—
Net loss	**(8,602)**	(6,334)	(6,222)	(3,643)	(4,679)
Beneficial conversion feature of Series A Preferred Stock	**—**	(3,004)	—	—	—
Preferred stock dividends	**(566)**	(626)	—	—	—
Net and comprehensive loss attributable to common shareholders	**$ (9,168)**	$ (9,964)	$ (6,222)	$ (3,643)	$ (4,679)
Basic and diluted loss per common share:					
Net loss	**$ (0.97)**	$ (0.83)	$ (0.83)	$ (0.52)	$ (0.70)
Net loss attributable to common shareholders	**$ (1.03)**	$ (1.31)	$ (0.83)	$ (0.52)	$ (0.70)
Weighted average shares outstanding	**8,877**	7,626	7,469	7,007	6,722
Pro forma amounts assuming SAB 101 was retroactively applied[1]:					
Net and comprehensive loss attributable to common shareholders	**$ (9,168)**	$ (9,964)	$ (5,926)	$ (3,475)	$ (5,144)
Basic and diluted loss attributable to common shareholders per share	**$ (1.03)**	$ (1.31)	$ (0.79)	$ (0.50)	$ (0.77)

(In thousands)	As of December 31, 2001	2000	1999	1998	1997
FINANCIAL CONDITION					
Cash and cash equivalents	**$ 14,883**	$ 5,344	$ 3,661	$ 3,998	$ 5,885
Short term investments	**—**	3,904	1,500	3,703	—
Total assets	**27,014**	18,314	11,647	18,693	17,685
Long term debt and capital lease obligations, excluding current portion	**66**	36	862	1,626	2,351
Total liabilities	**3,386**	3,632	2,039	2,949	4,492
Accumulated deficit	**(49,616)**	(40,448)	(30,484)	(24,262)	(20,619)
Series A Preferred stock	**7,520**	8,102	—	—	—
Contingently redeemable common stock	**8,538**	—	—	—	—
Common shareholders' equity	**$ 7,570**	$ 6,580	$ 9,608	$ 15,744	$ 13,193

[1] In fiscal 2000, the Company adopted SEC Staff Accounting Bulletin No. 101 ("SAB 101"). Under this method of accounting, development payments are deferred and recognized into income over the period of the related agreement. The amounts disclosed assume that SAB 101 was retroactively applied to prior years.

This discussion contains forward-looking statements. The Company's actual results might differ materially from those projected in the forward-looking statements for various reasons, including market acceptance risk, development and clinical trials risk, the possibility of pressure from managed care hospitals to decrease prices, the availability of products from vendors, the timing of orders from customers, the ability to determine proper inventory levels, dependence on third party distributors and collaborative partners and the possibility of additional competition entering the point-of-care hemostasis monitoring market. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained herein (including under the heading "—Factors That Might Affect Future Results") and in the Company's SEC filings, copies of which are available upon request.

OVERVIEW

PharmaNetics, Inc., through its wholly-owned subsidiary Cardiovascular Diagnostics, Inc. ("CVDI"), develops, manufactures and markets rapid turnaround diagnostics to assess blood clot formation and dissolution. CVDI's products are a proprietary analyzer and dry chemistry tests, known as the Thrombolytic Assessment System or TAS that provide, at the point of patient care, rapid and accurate evaluation of hemostasis. CVDI is also establishing itself in the emerging field of theranostics, or rapid near-patient testing, in which the diagnostic results may influence treatment decisions. Current tests and tests under development are used in the treatment of angina, heart attack, stroke, deep vein thrombosis and pulmonary and arterial emboli. The TAS technology is used at the point of patient care which provides many potential benefits, including faster results for better treatment of patients, reduced usage of blood products for bleeding complications, quicker patient transfers from costly critical care settings and reduced hospital costs due to less paperwork and personnel time in processing blood samples.

The Company currently derives income from the following sources: TAS product sales, interest income, and development income recognized in connection with collaboration agreements. Currently, product sales mainly consist of the Company's routine test cards, the PT, aPTT and HMT tests along with the related controls and analyzers. Upon introduction of these products in 1993 and 1995, the Company distributed these routine products through a direct sales force. However, given a consolidating hospital industry, CVDI determined that distribution arrangements, rather than a direct sales force, were needed to penetrate the market. Thus, CVDI has signed a global distribution agreement with Bayer Diagnostics to distribute its products. Bayer's strength is in critical care areas of the hospital, which the Company believes should facilitate the placement of the TAS technology.

In addition, the Company's business strategy has evolved towards becoming more focused on theranostics, the development of specialty tests for drugs, some with narrow ranges between over- and under-dosage. Rapid diagnostic capabilities might improve patient care and turnover, and there is a market trend to obtain diagnostic information faster in order to effect therapy sooner. The Company believes that physicians are beginning to see the need for drug management tools and, consequently, the Company is seeking greater involvement of physician thought leaders during development of new test cards. The Company also believes that these trends should allow the Company to obtain higher pricing of these specialty tests. As a result, the Company has exhibited the flexibility of the TAS platform and the potential to expand its menu of specialty tests by signing development agreements with major pharmaceutical companies to monitor the effects of certain new drugs that are in clinical trials or currently being marketed. Increased placement of specialty tests might also further demand for analyzers and routine anticoagulant tests. The Company believes it is well positioned in its development efforts to expand its menu of tests to monitor developmental drugs where rapid therapeutic intervention is needed.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Revenue from the sale of products is recorded when an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed and determinable and collectibility is reasonably assured. Substantially all of the Company's product sales in 2001 were made to the Company's distributor, Bayer. Income under license and development agreements is recognized over the anticipated period of the agreements with the collaborators, in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101). SAB 101 clarifies conditions to be met to recognize up-front non-refundable payments. Such payments are recognized over the life of the related agreement unless the payment relates to products delivered or services performed that represent the completion of the earnings process. Payments received but not recognized into income in the year of receipt are deferred and recognized over the period of the respective agreements. The Company has recognized revenue related to the development agreement with Aventis. The Company is recognizing revenue related to the Aventis contract, which was entered into in 2000, over the agreement period of five years.

Equity

In April 2001, the Company and Bayer entered into an amended distribution agreement to replace the previous distribution agreement between the parties entered into during 1998. The 2001 common stock purchase agreement with Bayer contains a provision that, upon the occurrence of a "change in control", as defined in the agreement, the Company may be required to compensate Bayer, in cash or shares of common stock, for any difference between per share prices originally paid by Bayer and the amount received by the Company's shareholders. In accordance with the implementation requirements of recently issued and adopted Emerging Issues Task Force Abstract No. 00-19, the Company has transferred to temporary equity an amount equal to the "change in control" payment called for by the purchase agreement. Under the new accounting guidelines, this temporary transfer is required only for those reporting periods in which the price per share paid by Bayer is in excess of the fair market value of a common share, as measured by reference to the NASDAQ National Market.

Stock-Based Compensation

The Company applies the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and its related interpretations, including Interpretation No. 44, ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB 25", in accounting for its stock plans. Accordingly, no compensation expense has been recognized for stock options granted to employees with an exercise price equal to or above the trading price per share of the Company's common stock on the grant date.

RESULTS OF OPERATIONS

Year Ended December 31, 2001 vs. Year Ended December 31, 2000.

Sales for the year ended December 31, 2001 increased to $4.5 million compared to $4.3 million in 2000. Specialty test card sales in 2001 were $1.6 million, of which $1.5 million related to a payment from AstraZeneca for specialty test cards previously purchased in 2000 that was required as part of the cessation of a collaboration agreement in 2001. This sales level compares to specialty test card revenue of approximately $600,000 recorded in 2000 when specialty test cards were purchased by a collaborative partner for use in their clinical trials. Routine test card sales increased 9% to $2.3 million in 2001 compared to $2.1 million in 2000 as Bayer increased placements of the TAS system. These increases were offset by decreases in analyzer sales and controls, as total analyzer revenue in 2001 was $290,000 compared to $1.1 million in 2000, and control revenue was $257,000 in 2001 compared to $385,000 in 2000. Analyzer sales decreased in 2001 as Bayer reduced its inventory of analyzers that it had purchased from the Company during 2000. The gross profit margin in 2001 was 11% compared to 16% in 2000. Gross margin decreased mainly due to increased costs in overhead related to increased production equipment and its related depreciation, production costs associated with the Company's plant relocation during 2001 and additional manufacturing and quality control personnel. The 2001 gross margin was aided by increased revenue from specialty test cards, principally the $1.5 million received from AstraZeneca.

Total operating expenses for 2001 totaled $9.7 million compared to $8.1 million 2000. General and administrative expenses increased $1.2 million compared to 2000 due to several factors. Higher personnel costs from salary and benefit increases were incurred as well as from additional personnel hired into administration. Increased facility and equipment costs were incurred related to the Company's relocation to new facilities. In addition, the Company incurred implementation costs in improving its management information systems during 2001. Sales and marketing expenses increased due to higher compensation costs and expenditures related to marketing materials and training, mostly related to the enoxaparin test. Research and development expenses increased approximately 7% in 2001 compared to 2000. The change was mainly due to increased personnel and increased clinical trial costs related to the Company's enoxaparin test project and the project to further optimize our PT test.

Interest expense for the year ended December 31, 2001 decreased compared to 2000. In June 2001, the Company paid off debt to Transamerica Business Credit Corp. that had been entered into in 1997 to fund working capital and capital expenditures. Interest income decreased in 2001 compared to 2000 due to significantly decreased interest rates that lowered returns during the year.

Development income totaled $264,000 in 2001 compared to $492,000 in 2000. Development income in 2001 was derived from a five-year collaboration agreement signed with Aventis Pharmaceuticals during 2000 related to the Company's enoxaparin test. The milestone payments received, which total $2 million to date, are being recognized into income over the life of this agreement. Development income in 2000 was related to agreements signed previously with Bayer Diagnostics and Aventis. The Bayer development agreement ended in 2000.

In February 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. During the year ended December 31, 2001, the Series A dividend was paid by issuing 69,604 shares of common stock totaling $566,210.

Year Ended December 31, 2000 vs. Year Ended December 31, 1999.

Sales for the year ended December 31, 2000 increased 10% to $4.3 million compared to $3.9 million in 1999. This increase was largely attributable to increased analyzer sales as total analyzer revenue in 2000 was $1.1 million compared to $795,000 in 1999. Also, increases occurred in revenue from routine test cards and controls which totaled $2.1 million and $385,000, respectively, an increase over the $1.8 million and $345,000, respectively, recorded in 1999. These increases were offset by lower specialty test card revenues of $637,000 in 2000 compared to $974,000 in 1999. The gross profit margin in 2000 was 16% compared to 19% in 1999, the reduction mainly due to increased costs in overhead related to additional personnel.

Total operating expenses for 2000 totaled $8.1 million compared to $6.3 million 1999. General and administrative expenses increased approximately $615,000 compared to 1999 due to more personnel and increased facility costs, some of which was related to the Company's planned move to new facilities that occurred early in 2001. Sales and marketing expenses increased approximately $252,000, principally due to new expenditures for marketing research related to test cards then in development. Research and development expenses increased approximately 33% in 2000 compared to 1999. The change was mainly due to increased personnel and increased clinical trial costs related to the Company's development projects.

Interest expense for the year ended December 31, 2000 decreased to $200,000 compared to $313,000 in the prior year as the Company continued to pay down its debt. Interest income increased in 2000 compared to 1999 due to increased average investment balances during the year due to the preferred stock issuance in February 2000.

Development income totaled $491,000 in 2000 compared to $100,000 in 1999. This increase was due to revenues derived from collaboration agreements signed with Bayer Diagnostics and Aventis during 2000.

In February 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock for aggregate proceeds of $11,220,000. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. During the year ended December 31, 2000, the Series A dividend was paid by issuing 40,065 shares of common stock totaling $626,638. In addition, on the date of the Company's issuance of the Series A, the effective conversion price of the preferred stock was at a discount to the price of the common stock into which the Series A is convertible. In accordance with accounting guidelines at the time of the preferred stock issuance, this discount totaled $975,600. It was recorded as a preferred stock dividend and amortized over the three-month period until conversion was possible. In November 2000, further accounting guidance was issued which required the Company to record an additional discount of $2,027,990 during the Company's fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had cash and cash equivalents and short-term investments of $14.9 million and working capital of $15.8 million, as compared to $9.2 million and $8.4 million, respectively, at December 31, 2000. During 2001, the Company used cash in operating activities of $7.6 million. The use of cash was principally due to funding the net operating loss of the Company and increased inventories to support expected product sale increases. The operating uses of cash were partially offset by funding provided through the collaboration with Aventis that was recorded as deferred revenue.

Net cash provided by investing activities was $440,000 in 2001. The net cash provided resulted mainly from maturities of short-term investments offset by expenditures for new equipment and leasehold improvements related to the Company's relocation to new facilities. The Company expects capital expenditures in 2002 to be much lower than in 2001 and to range from $500,000 to $1,000,000.

Cash provided by financing activities was $16.7 million in 2001 as compared to $10.6 million in 2000. This increase principally resulted from the issuance of common stock to Bayer in April 2001 when Bayer purchased 1,450,000 shares of common stock of the Company at $12 per share for $17.4 million. This investment increased Bayer's ownership percentage in the Company from approximately 7% to 19.9%. This increase in cash provided by financing activities was reduced by the pay off of the Company's debt with Transamerica Business Credit Corp.

In 2001, the Company and Bayer entered into an amended distribution agreement to replace the previous distribution agreement between the parties entered into during 1998. The 2001 common stock purchase agreement with Bayer contains a provision that, upon the occurrence of a "change in control", as defined in the agreement, the Company may be required to compensate Bayer, in cash or shares of common stock, for any difference between per share prices originally paid by Bayer and the amount received by the Company's shareholders in the change of control transaction. In accordance with the implementation requirements of recently issued and adopted Emerging Issues Task Force Abstract No. 00-19, the Company has transferred to temporary equity an amount equal to the "change in control" payment called for by the purchase agreement. Under the new accounting guidelines, this temporary transfer is required only for those reporting periods in which the price per share paid by Bayer is in excess of the fair market value of a common share, as measured by reference to the NASDAQ National Market.

The Company has sustained continuing operating losses in 2001 and had an accumulated deficit of $49.6 million as of December 31, 2001. The Company expects to incur operating losses until product revenues reach a sufficient level to support ongoing operations. In addition, in the year ended December 31, 2001, the Company had negative cash flows from operations of approximately $7.6 million. In addition to the capital expenditures noted above, the Company expects to incur additional operating losses during 2002. The Company's working capital requirements will depend on many factors, primarily the volume of subsequent orders of TAS products from distributors, primarily Bayer, and from sales of specialty test cards such as the Enoxaparin test. In addition, the Company expects to incur costs associated with clinical trials for new test cards. The Company might acquire other products, technologies or businesses that complement the Company's existing and planned products, although the Company currently has no understanding, commitment or agreement with respect to any such acquisitions. In addition, the Company might consider a joint venture or the sale of manufacturing rights to complete the commercialization of its routine anticoagulant monitoring tests. Management believes that its existing capital resources and cash flows from operations, including that from its distribution agreement with Bayer, will be adequate to satisfy its planned liquidity and cash requirements through 2002.

If additional liquidity becomes necessary in the future, the Company will consider external sources of financing as needed. These financings may take the form of equity financings such as a private placement of common or preferred stock, a follow-on public offering of common stock or additional equity infusions from collaborative partners. Given the Company's low amount of debt at December 31, 2001, the Company would also consider debt financings such as a working capital line of credit.

CONTRACTUAL OBLIGATIONS

The Company has contractual obligations under notes payable, capital and operating lease agreements for years subsequent to 2001. Future payments as of December 31, 2001 are as follows:

Year ending December 31,	Notes Payable	Capital Leases	Operating Leases	Total
2002	$ 3,705	$ 27,379	$ 362,720	$ 393,804
2003	4,119	26,724	370,469	401,312
2004	2,325	19,521	373,618	395,464
2005	—	19,521	370,917	390,438
2006	—	6,512	347,865	354,377
Thereafter	—	—	1,498,995	1,498,995
Total payments	$ 10,149	$ 99,657	$ 3,324,584	$ 3,434,390

RECENT ACCOUNTING PRONOUNCEMENTS

In 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS Nos. 141 and 142 change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business transactions, will cease upon adoption of SFAS No. 142 which will be January 1, 2002. These standards have not had any material impact on the Company's financial condition, results of operations or cash flows.

In 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143"), "Accounting for Asset Retirement Obligations", and in July 2001 the FASB issued Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment of Disposal of Long-Lived Assets". FAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. FAS 143 will be effective for financial statements beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements.

FAS 144 supersedes FAS 121, amends Accounting Principles Board Opinion No. 30 ("APB 30") "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and applies to all long-lived assets, including discontinued operations. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less costs to sell. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The Company does not expect the application of this statement to have a material impact on the Company's financial statements.

FACTORS THAT MIGHT AFFECT FUTURE RESULTS

A number of uncertainties exist that might affect the Company's future operating results and stock price. There can be no assurance that new tests, particularly specialty tests, can be developed, receive regulatory approval, and be commercialized and accepted in the market. Other risks include: market acceptance of TAS; the Company's continuing losses and the resulting potential need for additional capital in the future; managed care and continuing market consolidation, which may result in price pressure, particularly on routine tests; competition within the diagnostic testing industry and FDA regulations and other regulatory guidelines affecting the Company and/or its collaborators. The market price of the common stock could be subject to significant fluctuations in response to variations in the Company's quarterly operating results as well as other factors that may be unrelated to the Company's performance. The stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of and announcements concerning public companies. Such broad fluctuations may adversely affect the market price of the Company's common stock. Securities of issuers having relatively limited capitalization are particularly susceptible to volatility based on short-term trading strategies of certain investors.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

In the normal course of business, the Company is exposed to variety of risks including market risk associated with interest rate movements. The Company's exposure to market risk for changes in interest rates relates primarily to any investments the Company may hold at various times and also related to its small amount of long-term debt. When investing, the Company's purchases consist of highly liquid investments with maturities at the date of purchase between three and twelve months, thus, due to the short-term nature of such investments and the Company's usual intention to hold these investments until maturity, the impact of interest rate changes would not have a material impact on the Company's results of operations. In addition, the Company has a small amount of long-term debt obligations at a fixed interest rate. Given the fixed rate nature of this debt, the impact of interest rate changes also would not have a material impact on the Company's results of operations.

Report of Independent Accountants

The Board of Directors and Shareholders
of PharmaNetics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of PharmaNetics, Inc. and subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 15, 2002

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 14,882,589**	$ 5,343,749
Short term investments, held-to-maturity (estimated market value of $3,902,489 in 2000)	**—**	3,904,123
Receivables:		
Trade, net of allowance for doubtful accounts of $1,995 and $4,339, respectively	**305,970**	244,772
Other	**156,425**	56,301
Total receivables	**462,395**	301,073
Inventories	**2,223,240**	1,285,983
Other current assets	**241,574**	217,894
Total current assets	**17,809,798**	11,052,822
Property and equipment, net	**8,502,558**	6,423,830
Patents and intellectual property, net	**550,663**	536,219
Other noncurrent assets	**150,586**	301,555
Total assets	**$ 27,013,605**	$ 18,314,426
LIABILITIES, REDEEMABLE PREFERRED STOCK, CONTINGENTLY REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 740,785**	$ 958,104
Accrued expenses	**723,249**	648,766
Deferred revenue, current portion	**487,462**	232,143
Current portion of long-term debt	**3,705**	844,072
Current portion of capital lease obligations	**18,904**	16,617
Total current liabilities	**1,974,105**	2,699,702
Deferred revenue, less current portion	**1,345,434**	896,726
Long-term debt, less current portion	**6,444**	10,149
Capital lease obligations, less current portion	**59,652**	25,885
Total noncurrent liabilities	**1,411,530**	932,760
Total liabilities	**3,385,635**	3,632,462
Commitments and contingencies (Note 8)		
Series A convertible preferred stock, no par value; authorized 120,000 shares; 90,500 and 97,500 shares issued and outstanding at December 31, 2001 and 2000, respectively (aggregate liquidation value at December 31, 2001 of $9,050,000)	**7,520,446**	8,102,168
Contingently redeemable common stock	**8,537,500**	—
Shareholders' equity:		
Common stock, no par value; authorized 40,000,000 shares; 9,485,294 and 7,851,225 issued and outstanding at December 31, 2001 and 2000, respectively	**57,185,936**	47,027,959
Accumulated deficit	**(49,615,912)**	(40,448,163)
Total shareholders' equity	**7,570,024**	6,579,796
Total liabilities, redeemable preferred stock, contingently redeemable common stock and shareholders' equity	**$ 27,013,605**	$ 18,314,426

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

	For the years ended December 31, 2001	2000	1999
Net sales	$ 4,538,842	$ 4,269,236	$ 3,909,379
Cost of sales:			
Materials and labor	1,222,774	1,422,187	1,226,004
Overhead	2,823,555	2,167,645	1,953,291
Total cost of sales	4,046,329	3,589,832	3,179,295
Gross profit	492,513	679,404	730,084
Operating expenses:			
General and administrative	4,524,361	3,330,377	2,715,272
Sales and marketing	1,207,939	1,050,733	798,792
Research and development	3,950,289	3,684,573	2,777,274
Total operating expenses	9,682,589	8,065,683	6,291,338
Loss from operations	(9,190,076)	(7,386,279)	(5,561,254)
Other income (expense):			
Interest expense	(72,194)	(200,391)	(312,856)
Interest income	421,486	702,572	270,304
Development income	263,833	491,666	100,000
License fee and royalty income	24,000	46,095	90,026
Other income (expense)	(48,588)	12,814	(519)
Other income, net	588,537	1,052,756	146,955
Loss from continuing operations	(8,601,539)	(6,333,523)	(5,414,299)
Discontinued operations:			
Income from operations of Coeur Laboratories, Inc. (net of income taxes of $13,685)	—	—	17,922
Loss on disposal of Coeur Laboratories, Inc. (including income taxes of $14,000)	—	—	(826,093)
Net and comprehensive loss	(8,601,539)	(6,333,523)	(6,222,470)
Amortization of beneficial conversion feature of Series A convertible preferred stock	—	(3,003,590)	—
Preferred stock dividends	(566,210)	(626,638)	—
Net and comprehensive loss attributable to common shareholders	$ (9,167,749)	$ (9,963,751)	$ (6,222,470)
Basic and diluted net loss per common share:			
Net and comprehensive loss	$ (0.97)	$ (0.83)	$ (0.83)
Basic and diluted net loss attributable to common shareholders	$ (1.03)	$ (1.31)	$ (0.83)
Weighted average number of outstanding common shares	8,877,270	7,626,473	7,469,461

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2001, 2000 and 1999

	Common Stock				
	Number of Shares	Amount	Accumulated Deficit	Unearned Compensation	Total Shareholders' Equity
Balances at December 31, 1998	7,452,781	$ 40,017,046	$ (24,261,942)	$ (11,000)	$15,744,104
Stock options exercised	16,138	24,647	—	—	24,647
Stock-based compensation	12,000	51,000	—	—	51,000
Amortization of unearned compensation	—	—	—	11,000	11,000
Net loss for the year ended December 31, 1999	—	—	(6,222,470)	—	(6,222,470)
Balances at December 31, 1999	7,480,919	40,092,693	(30,484,412)	—	9,608,281
Issuance of warrants	—	1,106,403	—	—	1,106,403
Conversions of preferred stock to common stock	225,000	2,011,050	—	—	2,011,050
Stock options exercised	104,241	177,585	—	—	177,585
Warrants exercised	1,000	10,000	—	—	10,000
Issuance of stock dividends	40,065	626,638	(626,638)	—	—
Amortization of beneficial conversion feature	—	3,003,590	(3,003,590)	—	—
Net loss for the year ended December 31, 2000	—	—	(6,333,523)	—	(6,333,523)
Balances at December 31, 2000	7,851,225	47,027,959	(40,448,163)	—	6,579,796
Conversions of preferred stock to common stock	70,000	581,722	—	—	581,722
Stock options exercised	79,965	314,441	—	—	314,441
Common stock issued	1,450,000	17,359,464	—	—	17,359,464
Issuance of stock dividends	69,604	566,210	(566,210)	—	—
Common stock repurchases	(35,500)	(126,360)	—	—	(126,360)
Reclassification to contingently redeemable common stock	—	(8,537,500)	—	—	(8,537,500)
Net loss for the year ended December 31, 2001	—	—	(8,601,539)	—	(8,601,539)
Balances at December 31, 2001	9,485,294	$57,185,936	$(49,615,912)	$ —	$ 7,570,024

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	For the years ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (8,601,539)	$ (6,333,523)	$ (6,222,470)
Adjustments to reconcile net loss to net cash used in operating activities:			
Stock based compensation	—	—	51,000
Depreciation and amortization of property and equipment	1,301,912	971,781	890,424
Amortization of intangible assets	203,951	159,421	222,850
Loss on disposal of Coeur Laboratories, Inc.	—	—	826,093
Amortization of discount on investments, net	(30,877)	(371,042)	(46,881)
Loss on trading investments	8,120	—	—
Amortization of unearned compensation	—	—	11,000
Provision for doubtful accounts	—	3,574	—
Provision for inventory obsolescence	84,574	109,460	95,462
Loss on disposal of fixed assets	61,121	(9,782)	—
Change in operating assets and liabilities:			
Receivables	(161,322)	661,634	1,066,777
Inventories	(1,021,832)	(65,950)	261,365
Other assets	81,173	(190,731)	(91,621)
Accounts payable and accrued expenses	(198,586)	1,225,297	(145,880)
Deferred revenue	704,027	1,128,869	—
Net cash used in operating activities	(7,569,278)	(2,710,993)	(3,081,881)
Cash flows from investing activities:			
Purchases of property and equipment	(3,314,221)	(4,146,849)	(404,452)
Costs incurred to obtain patents and other intangibles	(87,398)	(37,223)	(52,849)
Purchases of short-term investments, held to maturity	—	(10,533,081)	(3,250,000)
Purchases of trading investments	(93,000)	—	—
Proceeds from maturities of investments	3,935,000	8,500,000	5,500,000
Proceeds from sale of segment	—	—	1,661,150
Net cash provided by (used in) investing activities	440,381	(6,217,152)	3,453,849
Cash flows from financing activities:			
Principal payments on long-term debt and capital lease obligations	(879,808)	(796,218)	(733,625)
Proceeds from exercise of stock options and warrants	314,441	187,585	24,647
Proceeds from issuance of common stock, net	17,359,464	—	—
Repurchase of common stock	(126,360)	—	—
Proceeds from issuance of Series A preferred stock	—	11,219,621	—
Net cash provided by (used in) financing activities	16,667,737	10,610,988	(708,978)
Net increase (decrease) in cash and cash equivalents	9,538,840	1,682,843	(337,010)
Cash and cash equivalents at beginning of year	5,343,749	3,660,906	3,997,916
Cash and cash equivalents at end of year	$ 14,882,589	$ 5,343,749	$ 3,660,906
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 72,194	$ 200,391	$ 334,467
Cash paid during the year for income taxes	$ 0	$ 0	$ 13,685

The accompanying notes are an integral part of the consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

PharmaNetics, Inc. (the "Company") is a holding company incorporated in July 1998 as the parent company of Cardiovascular Diagnostics, Inc. ("CVDI"). CVDI was incorporated in November 1985 and develops, manufactures and markets rapid turnaround diagnostics to assess blood clot formation and dissolution. CVDI develops tests based on its proprietary dry chemistry diagnostic test system, known as the Thrombolytic Assessment System ("TAS"), to provide rapid and accurate evaluation of hemostasis at the point of patient care. Coeur Laboratories, Inc. ("Coeur"), which formally sold and manufactured disposable power injection syringes, is a wholly-owned subsidiary of Cardiovascular Diagnostics, Inc., however, in June 1999, substantially all of the operating assets and liabilities of Coeur were sold. Cardiovascular Diagnostics Europe, BV ("CDE") is a wholly-owned Dutch company that distributed the Company's products in Europe until March 1997 when it ceased operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Coeur through June 15, 1999. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications were made to the prior year financial statements to conform them to the current presentation.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Investments

Investments consist primarily of United States government agency obligations, notes and corporate bonds. The Company invests in high-credit quality investments in accordance with its investment policy, which minimizes the possibility of loss. Investments with original maturities at date of purchase beyond three months and which mature at or less than twelve months from the balance sheet date are classified as current. Investments are considered to be either trading or held-to-maturity and are accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Realized gains and losses are determined using the specific identification method and transactions are recorded on a settlement date basis.

Inventories

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market. The Company assesses its inventory on a periodic basis and recognizes reserves for obsolescence when necessary.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements and capital leases are amortized over the shorter of the estimated useful lives of the asset, or the term of the lease.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon disposition, the cost and related accumulated depreciation of property and equipment are removed from the accounts and any resulting gain or loss is reflected in operations.

Patents and Intellectual Property

Patents and intellectual property costs are capitalized and are amortized using the straight-line method over their estimated useful lives, generally 17 years. Periods of amortization are evaluated periodically to determine whether later events and circumstances warrant revised estimates of useful lives.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its property and equipment, patents and intellectual property in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments were required to be recognized during the years ended December 31, 2001, 2000 and 1999. SFAS No. 121 will be superceded by SFAS No. 144 as of January 1, 2002. The Company has determined that the adoption of SFAS No. 144 will not have a material effect.

Revenue and Income Recognition Policies

Revenue from the sale of products is recorded when an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed and determinable and collectibility is reasonably assured. Income under license and development agreements is recognized over the anticipated period of the agreements with the collaborators. The Company periodically enters into agreements to sell its products under fixed price contracts. Management evaluates these contracts and recognizes a reserve if it becomes evident that the Company will incur losses under these agreements. No such reserves were necessary at December 31, 2001 or 2000.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities. These deferred tax assets, liabilities and tax carryforwards are determined using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

Net Loss Per Common Share

Basic net loss per common share attributable to common shareholders excludes dilution and is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income attributable to common shareholders is computed using the weighted average number of shares of common and dilutive potential common shares outstanding during the period. The Company's basic and diluted net loss attributable to common shareholders for the years ended December 31, 2001, 2000 and 1999 is the same because, for loss periods, potential common shares would be antidilutive. Warrants and preferred stock outstanding that could be dilutive in the future are summarized in Note 9. Options currently outstanding that could be dilutive in the future are summarized in Note 11.

Stock-Based Compensation

The Company applies the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock plans. Accordingly, no compensation expense has been recognized for stock options granted to employees with an exercise price equal to or above the trading price per share of the Company's common stock on the grant date. Note 11 summarizes the pro forma compensation cost for the plans if the grants have been based on the fair value at the grant dates consistent with SFAS No. 123.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB 25". This interpretation clarifies: the definition of employee for purposes of applying APB 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of previously fixed stock options or awards, and the accounting for an exchange of stock compensation awards in business combinations. FIN 44 was effective on July 1, 2000 and the Company adopted its provisions. The adoption did not have a material impact on the Company's consolidated results of operations.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The estimated values of the Company's short-term investments are provided in Note 2. The fair value of the Company's debt is provided in Note 7.

Use of Estimates in the Preparation of the Financial Statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Comprehensive Income (Loss)

The Company calculates and discloses comprehensive income in accordance with Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires the Company to display an amount representing comprehensive income (loss) for all reporting periods in the financial statements. Comprehensive income (loss) must be displayed with the same prominence as other financial statements. There were no items of other comprehensive income (loss) for the years ended December 31, 2001, 2000 or 1999.

Cash Flow Information

A supplemental schedule of non-cash investing and financing activities during the three years ended December 31, 2001 is as follows:

	Years ended December 31,		
	2001	2000	1999
Acquisition of assets through capital leases	**$ 71,790**	$ 20,863	$ 39,528
Dividends on convertible preferred stock	**566,210**	626,638	—
Conversion of Series A Preferred Stock into common stock	**581,722**	2,011,050	—
Purchases of property, plant and equipment in accounts payable at year end	**55,750**	734,162	596
Amortization of beneficial conversion feature of Series A Preferred Stock	—	3,003,590	—
Issuance of warrants in conjunction with preferred stock financing	—	62,400	—

Recent Accounting Pronouncements

In 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS Nos. 141 and 142 change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business transactions, will cease upon adoption of SFAS No. 142 which will be January 1, 2002. These standards are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

In 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("FAS 143"), "Accounting for Asset Retirement Obligations", and in July, 2001 the FASB issued Statement of Financial Accounting Standards No. 144 ("FAS 144"), "Accounting for the Impairment of Disposal of Long-Lived Assets". FAS 143 requires that obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. FAS 143 will be effective for financial statements beginning after June 15, 2002, though early adoption is encouraged. The application of this statement is not expected to have a material impact on the Company's financial statements.

FAS 144 supersedes FAS 121, amends Accounting Principles Board Opinion No. 30 ("APB 30") "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" and applies to all long-lived assets, including discontinued operations. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book or fair value less costs to sell. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are generally expected to be applied prospectively. The application of this statement is not expected to have a material impact on the Company's financial statements.

2. SHORT-TERM INVESTMENTS

Short-term investments held-to-maturity at December 31, 2000 consisted of United States government agency obligations and corporate bonds as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held-to-maturity:				
Corporate Bonds	$ 934,364	$ 147	$ 253	$ 934,259
U.S. Agency obligations	2,969,759	—	1,529	2,968,230
	$ 3,904,123	$ 147	$ 1,782	$3,902,489

Included in other current assets at December 31, 2001 are trading investments consisting of marketable equity securities related to the Company's Supplemental Executive Retirement Plan.

3. INVENTORIES

Inventories at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Raw materials, net of allowance	$ 1,819,702	$ 1,132,168
Finished goods	403,538	153,815
Total	$ 2,223,240	$ 1,285,983

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Machinery and equipment	$ 7,652,295	$ 6,588,786
Leasehold improvements, furniture and fixtures	3,377,585	3,281,66
IT equipment	1,402,229	957,064
Equipment under capital leases	92,653	305,587
	12,524,762	11,133,106
Less accumulated depreciation and amortization	(4,022,204)	(4,709,276)
Total	$ 8,502,558	$ 6,423,830

The accumulated amortization of equipment under capital leases at December 31, 2001 and 2000 was $17,106 and $265,539 respectively.

5. PATENTS AND INTELLECTUAL PROPERTY

Patents and intellectual property at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Patents	$ 707,351	$ 619,952
Intellectual property	197,446	197,446
	904,797	817,398
Less accumulated amortization	(354,134)	(281,179)
Total	$ 550,663	$ 536,219

During 2001, 2000 and 1999, the Company recognized $73,802, $69,722, and $68,900, respectively, of amortization related to these assets.

6. DEVELOPMENT INCOME AND DEFERRED REVENUE

The Company recognizes development income in accordance with SEC Staff Accounting Bulletin No. 101. During 2001, 2000 and 1999, the Company received payments as part of collaboration agreements with other entities and recognized $263,833, $491,666, and $100,000, respectively, of development income related to these agreements. Payments received but not recognized into income in the year of receipt are deferred and recognized over the period of the respective agreements. At December 31, 2001, total payments received but deferred to future periods aggregate $1,832,896.

7. LONG-TERM DEBT

Long-term debt as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
Notes payable	$ 10,149	$ 854,221
Current portion of notes payable	3,705	844,072
Notes payable, excluding current portion	$ 6,444	$ 10,149

Notes payable mature as follows: 2002 - $3,705; 2003 - $4,119; and 2003 - $2,325.

The fair value of the debt is estimated by discounting the future cash flows using current rates that would be offered to the Company for similar debt issues. The fair values of long-term debt at December 31, 2001 and 2000 were approximately $10,149 and $868,000, respectively.

8. LEASES

As of December 31, 2001, the Company leases its current facility under an operating lease agreement that extends until 2011. In addition, the Company leases certain equipment under various capital and operating lease agreements. Rent expense related to operating leases totaled $511,541, $435,386, and $413,010 for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments as of December 31, 2001 are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2002	$ 27,379	$ 362,720
2003	26,724	370,469
2004	19,521	373,618
2005	19,521	370,917
2006	6,512	347,865
Thereafter	—	1,498,995
Total minimum lease payments	99,657	$ 3,324,584
Imputed interest	(21,101)	
Present value of minimum lease payments	78,556	
Less current maturities	18,904	
Long-term capital lease obligations	$ 59,652	

9. PREFERRED STOCK

During 2000, the Company completed a private placement of 120,000 shares of Series A convertible preferred stock ("Series A"), resulting in net proceeds of approximately $11,219,621, together with five-year warrants to acquire 240,000 shares of common stock at $10.00 per share. Approximately $1,275,000 of the net proceeds was allocated to the warrants based on their relative fair value. At December 31, 2001 and 2000, there were 251,000 warrants outstanding that could be converted into common stock at the exercise price of $10.00 per share. The Series A has a dividend of 6% payable quarterly in cash or in shares of common stock at the option of the Company. During the year ended December 31, 2001, the Series A dividend was paid by issuing 69,604 shares of common stock.

Each share of the Series A is convertible into ten shares of common stock at $10.00 per share. The number of common shares currently reserved for conversion of preferred stock and warrants, including related dividends, is 1,370,000. The Series A is convertible at any time at the option of the holder or may be redeemed by the Company upon the occurrence of any of the following events: (a) the common stock closes at or above $20.00 per share for 20 consecutive trading days, (b) a completion by the Company of a follow-on public offering of at least $10 million at a per share price of at least $15.00, (c) the acquisition of the Company by another entity by means of a transaction that results in the transfer of 50% or more of the outstanding voting power of the Company, (d) a sale of all or substantially all of the Company's assets, or (e) at any time after February 28, 2004.

The holders of the Series A have a liquidation preference of $100 per share plus any accrued but unpaid dividends then held, such amounts subject to certain adjustments. The holders also have the right to vote together with the common stock on an as-converted basis.

On the date of issuance of the Series A, the effective conversion price of the Series A was at a discount to the price of the common stock into which the Series A is convertible. In accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", this discount totaled $3,003,590 and was recorded as a preferred stock dividend.

10. COMMON STOCK

In April 2001, Bayer Diagnostics, the Company's distributor, purchased 1,450,000 shares of common stock of the Company at $12 per share for $17.4 million. This investment increased Bayer's ownership percentage in the Company from approximately 7% to 19.9%. At that time, the Company and Bayer entered into an amended distribution agreement to replace the previous distribution agreement between the parties entered into during 1998.

The 2001 common stock purchase agreement with Bayer contains a provision that, upon the occurrence of a "change in control", as defined in the agreement, the Company may be required to compensate Bayer, in cash or shares of common stock, for any difference between per share prices originally paid by Bayer and the amount received by the Company's shareholders in such a change of control transaction. In accordance with the implementation requirements of recently issued and adopted Emerging Issues Task Force Abstract No. 00-19, the Company has transferred to temporary equity an amount equal to the "change in control" payment called for by the purchase agreement. Under the new accounting guidelines, this temporary transfer is required only for those reporting periods in which the price per share paid by Bayer is in excess of the fair market value of a common share, as measured by reference to the NASDAQ National Market.

11. STOCK OPTIONS

The Company maintains two stock option plans whereby nonqualified and incentive stock options may be granted to employees, consultants and directors of the Company. Under these plans, options to purchase common stock are granted at a price determined by the Board of Directors. The options may be exercised during specified future periods and generally vest over four years and generally expire ten years from the date of grant. In 1994, the Company established the 1994 Stock Plan in which 639,249 shares of the Company's common stock were reserved for issuance. In 1995, the shareholders of the Company approved, effective upon completion of the Company's initial public offering, the adoption of the Company's 1995 Stock Plan. Shares reserved for issuance under the 1995 stock plan total 1,188,150.

A summary of the status of the Company's Plans as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates, including the weighted average exercise price is presented below:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,311,898	$ 5.63	1,211,887	$ 4.09	841,066	$ 3.19
Granted at fair value	236,992	$ 8.46	228,000	$12.73	453,500	$ 5.80
Exercised	(82,223)	$ 5.36	(113,987)	$ 3.14	(16,138)	$ 1.53
Forfeited	(79,500)	$ 5.83	(14,002)	$ 6.07	(66,541)	$ 5.03
Outstanding at end of year	1,387,167	$ 6.12	1,311,898	$ 5.63	1,211,887	$ 4.09
Options exercisable at year-end	854,300		787,273		623,261	

The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 was $7.71, $8.97 and $3.90, respectively.

The following table summarizes information about the Plan's stock options, including the weighted average remaining contractual life (Life), at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Prices
$0.79	289,791	2.4 years	$ 0.79	289,791	$ 0.79
$3.75-$4.50	132,759	4.1 years	$ 4.41	132,759	$ 4.41
$5.00-$6.38	505,625	7.1 years	$ 5.60	329,500	$ 5.51
$7.10-$9.87	279,992	9.5 years	$ 8.56	44,500	$ 9.67
$10.00-$15.06	179,000	8.5 years	$ 13.64	57,750	$ 14.28
	1,387,167			854,300	

For purposes of the proforma disclosures required by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Dividend yield	0%	0%	0%
Volatility	133%	75%	69%
Risk free interest rate	4.5%-5%	5%-6.5%%	6.1%
Expected life of options	6 years	6 years	6 years

For purposes of the proforma disclosures required by SFAS No. 123, the estimated fair value of equity instruments is amortized to expense over their respective vesting periods. Had compensation cost for the Company's stock-based compensation plans, as described above, been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below. The compensation costs disclosed here may not be representative of the effects on pro forma net income in future years.

		2001	2000	1999
Net loss attributable to common shareholders	As reported	$ (9,167,749)	$ (9,963,751)	$ (6,222,470)
	Pro forma	$ (10,361,598)	$ (11,136,256)	$ (7,051,334)
Net loss attributable to common shareholders per common share	As reported	$ (1.03)	$ (1.31)	$ (0.83)
	Pro forma	$ (1.17)	$ (1.46)	$ (0.94)

12. RELATED PARTY

The Company has identified Bayer as a related party due to its approximately 19.9 % ownership of the Company's outstanding stock. During the years ended December 31, 2001, 2000 and 1999 sales to Bayer totaled $2,859,130, $3,335,775 and $1,857,353. At December 31, 2001 and 2000, outstanding receivables from Bayer totaled $296,751 and $224,468, respectively.

13. SIGNIFICANT CUSTOMERS

During the years ended December 31, 2001, 2000 and 1999, there were sales to individual customers that exceeded 10% of net consolidated sales. Sales to these customers were:

	2001	2000	1999
Customer A	$ —	$ 257,561	$ 991,345
Customer B	2,859,130	3,335,775	1,857,353
Customer C	—	—	431,380
Customer D	1,500,000	600,000	320,000

As of December 31, 2001 and 2000, there were outstanding receivables from a customer that exceeded 10% of total trade receivables. Receivables from this customer as a percentage of total trade receivables were as follows: 2001- customer B, 96%; 2000 - customer B, 92%.

The Company generated revenue from sales to different geographic areas for 2001, 2000 and 1999 as follows:

	2001	2000	1999
United States	$ 3,038,842	$ 3,669,236	$ 3,007,657
United Kingdom	—	—	83,157
Germany	—	—	440,042
Sweden	1,500,000	600,000	327,750
Other foreign sales	—	—	50,773
Total sales	$ 4,538,842	$ 4,269,236	$ 3,909,379

14. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its temporary cash in accounts with federally insured depository institutions (up to $100,000). At December 31, 2001 the Company had a majority of its cash and cash equivalents in one financial institution. Concentrations of credit risk with respect to trade receivables exist due to the Company's small customer base. Periodic credit evaluations of customers' financial condition are performed and generally no collateral is required. The Company establishes reserves for expected credit losses and such historical losses, in the aggregate, have not exceeded management's expectations.

15. LICENSE AGREEMENTS

The Company entered into a license agreement with Tokuyama Soda Company, Ltd. ("TS"), as amended in December 1995, pursuant to which the Company granted TS exclusive rights to manufacture and sell PT and aPTT tests and analyzers in certain Asian countries. The Company received royalty payments under this agreement of $24,000, $58,909, and $89,507 during the years ended December 31 2001, 2000 and 1999, respectively.

16. INCOME TAXES

Income tax expense consisted entirely of current state taxes of $0, $0 and $27,753 for the years ended December 31, 2001, 2000 and 1999, respectively. A reconciliation of expected income tax at the statutory Federal rate of 34% with the actual income tax expense for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Expected income tax benefit at federal statutory rate	$ (2,923,015)	$ (2,148,144)	$ (2,115,640)
State tax provision (benefit)	(397,096)	(194,935)	(210,074)
Goodwill amortization	—	—	303,681
Other	669	91,694	39,515
Research and development credit	(47,057)	(60,849)	(166,625)
Change in valuation allowance	3,366,499	2,312,234	2,176,896
Net income tax provision	$ —	$ —	$ 27,753

The components of the net deferred tax assets and net deferred tax liabilities as of December 31, 2001 and 2000 were as follows:

	2001	2000
Deferred tax assets:		
Net operating loss carryforward	$ 15,581,000	$ 12,989,000
Research and development credits	503,000	456,000
Foreign tax credits	35,000	35,000
Other	872,000	194,000
Total gross deferred tax assets	16,991,000	13,674,000
Valuation allowance	(16,294,000)	(12,927,000)
Net deferred tax assets	697,000	747,000
Deferred tax liabilities:		
Patents	168,000	163,000
Investment adjustment	488,000	488,000
Fixed assets	41,000	96,000
Total gross deferred tax liabilities	697,000	747,000
Net deferred taxes	$ —	$ —

At December 31, 2001 and 2000, the Company had approximately $40,712,000 and $34,000,000, respectively, of combined federal net operating losses. These losses expire in varying amounts beginning in 2004 if not utilized. At December 31, 2001 and 2000 for state income tax purposes, Cardiovascular Diagnostics, Inc. had net operating loss carryforwards of approximately $37,647,000 and $30,935,000, respectively. These carryforwards expire in varying amounts beginning in 2008 if not utilized. To the extent that Coeur's net operating losses incurred through 1994 (approximately $2,000,000 at December 31, 2001) are utilized in the future, the benefit will reduce the excess cost over fair value of net assets acquired. The 2000 and 1999 valuation allowance includes an allowance against net operating losses generated by tax only deductions for stock options for approximately $140,000, for which the benefit will go directly to shareholders' equity.

Due to the Company's history of operating losses and uncertainty regarding its ability to generate taxable income in the future, management has determined that a valuation allowance equal to the amount of net deferred tax assets is required at December 31, 2001 and 2000.

As a result of changes in ownership in prior years, as defined by Internal Revenue Code Section 382, the utilization of Coeur's loss carryforwards generated through December 31, 1993 and the Company's consolidated loss carryforwards generated through January 1994 will be subject to an annual limitation of $175,000 and $482,000, respectively.

An additional change in ownership occurred in 1995 in connection with the Company's initial public offering which subjects the loss carryforwards generated during the period from January 1994 to December 1995 to an incremental annual limitation of $1,954,000 per year.

17. SUMMARY OF QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents a summary of operations for the quarters of 2001 and 2000:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	$ 802,000	$ 1,322,000	$ 1,235,000	$ 1,180,000
Gross profit	56,000	210,000	231,000	(4,000)
Net loss before preferred stock charges	(1,761,000)	(2,333,000)	(2,026,000)	(2,482,000)
Net loss attributable to common shareholders	(1,908,000)	(2,477,000)	(2,160,000)	(2,623,000)
Net loss before preferred stock charges per common share	(0.22)	(0.26)	(0.22)	(0.26)
Net loss attributable to common shareholders per common share	$ (0.24)	$ (0.28)	$ (0.23)	$ (0.28)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Net sales	$ 1,489,000	$ 1,377,000	$ 743,000	$ 660,000
Gross profit	581,000	404,000	(45,000)	(261,000)
Net loss before preferred stock charges	(1,031,000)	(1,270,000)	(1,749,000)	(2,284,000)
Net loss attributable to common shareholders	(1,479,000) [a]	(2,047,000) [b]	(1,917,000)	(4,521,000) [c]
Net loss before preferred stock charges per common share	(0.14)	(0.17)	(0.23)	(0.29)
Net loss attributable to common shareholders per common share	$ (0.20)	$ (0.27)	$ (0.25)	$ (0.58)

[a] Includes $377,000 of amortization of beneficial conversion feature of the Series A Preferred Stock

[b] Includes $598,000 of amortization of beneficial conversion feature of the Series A Preferred Stock

[c] Includes $2,028,000 of amortization of beneficial conversion feature of the Series A Preferred Stock. This amount resulted from a change in accounting principle retroactively applied to the Series A Preferred Stock transaction.

Directors and Officers

DIRECTORS

John P. Funkhouser
Chairman
PharmaNetics, Inc.

James B. Farinholt, Jr.
Special Assistant to President
for Economic Development
Virginia Commonwealth University

John K. Pirotte
Chairman and Chief Executive Officer
CORPEX Technologies, Inc.

Stephen R. Puckett
Chairman
MedCath, Inc.

Philip R. Tracy, Esquire
Smith, Anderson, Blount, Dorsett,
Mitchell & Jernigan

Frances L. Tuttle
Senior Vice President
Near Patient Testing, Bayer Diagnostics

OFFICERS

John P. Funkhouser
President and Chief Executive Officer

James A. McGowan
Chief Financial Officer

Michael D. Riddle
Executive Vice President, Marketing, Sales
and Business Development

Mark X. Triscott
Vice President, Research and Development

Laura P. Nea
Director of Quality Assurance

Paul T. Storey
Director of Finance, Corporate Secretary
and Treasurer

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Raleigh, North Carolina

TRANSFER AGENT AND REGISTRAR

First Union National Bank of North Carolina
Shareholder Services Group
1525 West W.T. Harris Blvd., 3C3
Charlotte, North Carolina 28288-1153

LEGAL COUNSEL

Wyrick, Robbins, Yates & Ponton LLP
Raleigh, North Carolina

CORPORATE HEADQUARTERS

PharmaNetics, Inc.
9401 Globe Center Drive, Suite 140
Morrisville, North Carolina 27560
Phone: (919) 582-2600
Fax: (919) 582-2601

ANNUAL MEETING

The annual meeting of stockholders will be held on May 7, 2002, at 10:30 (local time) at 9401 Globe Center Drive, Suite 140, Morrisville, North Carolina.

FORM 10-K

A copy of the Company's annual report on form 10-K, as filed with the Securities and Exchange Commission, is available without exhibits, free of charge to its stockholders. Requests should be addressed to Paul T. Storey, Director of Finance, PharmaNetics, Inc., 9401 Globe Center Drive, Suite 140, Morrisville, North Carolina 27560

COMMON STOCK

PharmaNetics' common stock is traded on The Nasdaq Stock Market's National Market under the symbol PHAR. No cash dividends have been paid on the common stock to date, and the Company does not anticipate paying any cash dividends in the foreseeable future. As of March 19, 2002, there were approximately 98 stockholders of record and approximately 2,684 persons or entities holding common stock in nominee name.

The following tables show the quarterly range of high and low closing sales prices of the common stock during the fiscal period indicated:

2000	High	Low
First Quarter	$18.00	$ 9.00
Second Quarter	$19.875	$ 11.875
Third Quarter	$22.75	$ 17.062
Fourth Quarter	$19.00	$ 9.625

2001	High	Low
First Quarter	$12.813	$ 6.813
Second Quarter	$11.15	$ 7.75
Third Quarter	$10.45	$ 6.75
Fourth Quarter	$ 8.00	$ 6.16

2002	High	Low
First Quarter	$ 8.15	$ 7.10

PharmaNetics, Inc.
9401 Globe Center Drive, Suite 140
Morrisville, North Carolina 27560
Phone: (919) 582-2600
Fax: (919) 582-2601